Table of Contents

Letter to shareholders    2
Management's Discussion and Analysis    4
Consolidated Financial Statements    22
Notes to the Consolidated Financial Statements    27

Dear fellow shareholders,

Q1 2025 Review

Sprott’s Assets Under Management (“AUM”) ended the first quarter of 2025 at $35.1 billion, up 11% from $31.5 billion as at December 31, 2024. Our AUM growth during the quarter was driven by surging gold prices and strong inflows to our physical gold and silver strategies. During the first three months of the year, we benefited from over $3.1 billion of market value appreciation, and importantly, we generated approximately $407 million of net flows. Subsequent to the quarter-end, we generated another $816 million of net flows as well as $629 million of market value appreciation, primarily into our flagship Sprott Physical Gold Trust, bringing our AUM to $36.5 billion as at May 2, 2025, up 4% from March 31, 2025.

Net income for the quarter was $12 million ($0.46 per share), up 3% from $11.6 million ($0.45 per share) for the quarter ended March 31, 2024.

Adjusted EBITDA(1) was $21.9 million ($0.85 per share) for the quarter, up 11% from $19.8 million ($0.78 per share) for the quarter ended March 31, 2024.

Precious Metals

After appreciating 27.2% in 2024, gold has gained an additional 23.5% year-to-date (as at May 2, 2025) and recently set an all-time high of $3,425 per ounce.

On April 2, 2025, “Liberation Day”, the Trump administration announced massive tariff hikes which triggered a sharp selloff and a volatile month in the markets . After falling by 12%, the S&P 500 finished April basically flat. 10-year Treasury bond yields initially fell as the beginnings of a global trade war introduced the possibility of a recession. However, yields later spiked as foreign and domestic confidence in U.S. investments was shaken. Despite the recent volatility, all signs are currently pointing to a period of stagflation. Against this backdrop, gold has emerged as the last hedge standing. While we could see a short-term correction, or at least a pause in gold price appreciation, gold has and should continue to demonstrate its important role as a store of value and portfolio diversifier over the longer term.

Silver prices were up 17.9% in the first quarter and 10.8% on a year-to-date basis (as at May 2, 2025). However, silver prices have failed to keep pace with gold and the metal remains well short of its record-high reached in 2011. Historically, silver tends to lag major gold price moves before eventually posting gains that often exceed those of gold. Given the ongoing supply deficit, now in its fifth year, we expect silver prices to join gold in setting new all-time highs.

Managed Equities

Our managed equities strategies performed well during the first quarter. The Sprott Gold Equity Fund posted a gain of 26.4% during the first quarter and is now up more than 31% on a year-to-date basis (as at May 2, 2025). Gold equities have however lagged bullion prices since 2016 and are now poised for a “catch up”. While investor flows have not yet returned to precious metals equities, opportunities in the sector continue to be compelling. With gold prices hitting new highs and the cost of key inputs like diesel fuel falling, well-managed mining stocks stand to benefit significantly from the increase in gold prices.

Critical Materials

While most critical materials prices remain under pressure thus far in 2025, we believe this is a short-term phenomenon and maintain our constructive view. We believe the realignment of global trade and a focus on energy growth and security will increase demand for critical materials.

Product Development

In the first quarter of 2025, we launched two new precious metals ETFs: The Sprott Silver Miners & Physical Silver ETF (“SLVR”) and the Sprott Active Gold & Silver Miners ETF (“GBUG”), our first actively-managed ETF. We are very pleased with the early performance of these funds and the positive response from investors. We continue to explore opportunities to leverage the strength of our investment team and brand through additional new ETF launches, both passive and active.

(1) Effective Q1 2025, we changed the name of one of our key non-IFRS measures: "adjusted base EBITDA" to "adjusted EBITDA". This was made to simplify wording and there was no impact to its calculation.

2

Outlook

In my year-end letter to shareholders, I quoted J.P. Morgan’s Chief Strategist Michael Cembalest who wrote:
“Policies and statements from Trump nominees (both cabinet level and those not requiring Senate confirmation) indicate that they aim to ‘break’ something…Whatever the goals, I take them at their word: they are going to break something, I just don’t know what.”

While we agreed with Cembalest, neither he, ourselves, nor the markets expected the Trump administration to break everything. Deportations, large government layoffs, threats to cut funding to institutions, both public and private, and massive tariffs have all been announced and, in some cases, implemented. All of this has occurred during the administration’s first 100 days. So far, “Make America Great Again” (MAGA) has turned into “Sell America Down” (SAD). In our view, tariffs are potentially the most damaging of these initiatives due to their effects on the global economy. They are undeniably a tax and large tax hikes have never been good for the economy. To paraphrase a widely-shared meme we saw recently, “We’ve done this massive tariff thing three times in American history. All spaced 100 years apart because everyone who remembers the last one needs to be dead for the next to happen.” The last two major tariff regimes caused depressions and we are skeptical that this time will be different. The good news is that there is not much left on the Trump agenda to further shock the markets. The court system is just starting to challenge the legality of all these orders. And in six months, we begin a new election cycle in the U.S., which will force Congress to address the consequences of the Trump agenda. While we can’t rule out the possibility of a Constitutional Crisis in this process, it is certainly not something the markets have discounted yet.

At Sprott, we are fortunate to be extremely well positioned with an asset base divided between precious metals and critical materials. We have a balanced product suite that offers both safe havens and growth opportunities – all of which offer some inflation protection. We are in a strong position to create value for our clients and shareholders in any environment. Our team of owner operators is working hard to focus on the opportunities ahead of us and is not distracted by the noise.

We are grateful to our patient long-term shareholders and are pleased to welcome new shareholders during the first quarter. We look forward to reporting to you on our progress in the quarters ahead.

Sincerely,

Whitney George
Chief Executive Officer

3

Management's Discussion and Analysis

Three months ended March 31, 2025

4

Forward looking statements
Certain statements in this Management's Discussion & Analysis ("MD&A"), and in particular the "Outlook" section, contain forward-looking information and forward-looking statements (collectively referred to herein as the "Forward-Looking Statements") within the meaning of applicable Canadian and U.S. securities laws. The use of any of the words "expect", "anticipate", "continue", "estimate", "may", "will", "project", "should", "believe", "plans", "intends" and similar expressions are intended to identify Forward-Looking Statements. In particular, but without limiting the forgoing, this MD&A contains Forward-Looking Statements pertaining to: (i) our positioning will benefit from a highly constructive operating environment for precious metals, critical materials and their related equities; and (ii) the declaration, payment and designation of dividends and confidence that our business will support the dividend level without impacting our ability to fund future growth initiatives.

Although Sprott Inc. (the "Company") believes that the Forward-Looking Statements are reasonable, they are not guarantees of future results, performance or achievements. A number of factors or assumptions have been used to develop the Forward-Looking Statements, including: (i) the impact of increasing competition in each business in which the Company operates will not be material; (ii) quality management will be available; (iii) the effects of regulation and tax laws of governmental agencies will be consistent with the current environment; (iv) the impact of public health outbreaks; and (v) those assumptions disclosed herein under the heading "Critical Accounting Estimates and significant judgments". Actual results, performance or achievements could vary materially from those expressed or implied by the Forward-Looking Statements should assumptions underlying the Forward-Looking Statements prove incorrect or should one or more risks or other factors materialize, including: (i) difficult market conditions; (ii) poor investment performance; (iii) failure to continue to retain and attract quality staff; (iv) employee errors or misconduct resulting in regulatory sanctions or reputational harm; (v) performance fee fluctuations; (vi) a business segment or another counterparty failing to pay its financial obligation; (vii) failure of the Company to meet its demand for cash or fund obligations as they come due; (viii) changes in the investment management industry; (ix) failure to implement effective information security policies, procedures and capabilities; (x) lack of investment opportunities; (xi) risks related to regulatory compliance; (xii) failure to manage risks appropriately; (xiii) failure to deal appropriately with conflicts of interest; (xiv) competitive pressures; (xv) corporate growth which may be difficult to sustain and may place significant demands on existing administrative, operational and financial resources; (xvi) failure to comply with privacy laws; (xvii) failure to successfully implement succession planning; (xviii) foreign exchange risk relating to the relative value of the U.S. dollar; (xix) litigation risk; (xx) failure to develop effective business resiliency plans; (xxi) failure to obtain or maintain sufficient insurance coverage on favorable economic terms; (xxii) historical financial information being not necessarily indicative of future performance; (xxiii) the market price of common shares of the Company may fluctuate widely and rapidly; (xxiv) risks relating to the Company’s investment products; (xxv) risks relating to the Company's proprietary investments; (xxvi) risks relating to the Company's private strategies business; (xxvii) those risks described under the heading "Risk Factors" in the Company’s annual information form dated February 25, 2025; and (xxviii) those risks described under the headings "Managing Financial Risk" and "Managing Non-Financial Risk" in this MD&A. In addition, the payment of dividends is not guaranteed and the amount and timing of any dividends payable by the Company will be at the discretion of the board of directors of the Company and will be established on the basis of the Company’s earnings, the satisfaction of solvency tests imposed by applicable corporate law for the declaration and payment of dividends, and other relevant factors. The Forward-Looking Statements speak only as of the date hereof, unless otherwise specifically noted, and the Company does not assume any obligation to publicly update any Forward-Looking Statements, whether as a result of new information, future events or otherwise, except as may be expressly required by applicable securities laws.

Management's discussion and analysis
This MD&A of financial condition and results of operations, dated May 6, 2025, presents an analysis of the consolidated financial condition of the Company and its subsidiaries as at March 31, 2025, compared with December 31, 2024, and the consolidated results of operations for the three months ended March 31, 2025, compared with the three months ended March 31, 2024. The board of directors of the Company approved this MD&A on May 6, 2025. All note references in this MD&A are to the notes to the Company's March 31, 2025 interim condensed consolidated financial statements ("interim financial statements"), unless otherwise noted. The Company was incorporated under the Business Corporations Act (Ontario) on February 13, 2008.
Presentation of financial information
The interim financial statements, including the required comparative information, have been prepared in accordance with International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board ("IASB") in effect as at March 31, 2025, specifically, IAS 34 Interim Financial Reporting. Financial results, including related historical comparatives contained in this MD&A, unless otherwise specified herein, are based on the interim financial statements. While the Company's primary transactional currency and presentation currency is the U.S. dollar, IFRS requires that the Company measure its foreign exchange gains and losses through its consolidated statements of operations and comprehensive income using the Canadian dollar as its functional currency. Accordingly, all dollar references in this MD&A are in U.S. dollars, however the translation gains and losses were measured using the Canadian dollar as the functional currency. The use of the term "prior period" refers to the three months ended March 31, 2024.

5

Key performance indicators and non-IFRS and other financial measures
The Company measures the success of its business using a number of key performance indicators that are not measurements in accordance with IFRS and should not be considered as an alternative to net income (loss) or any other measure of performance under IFRS. Non-IFRS financial measures do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other issuers. Our key performance indicators and non-IFRS and other financial measures are discussed below. For quantitative reconciliations of non-IFRS financial measures to their most directly comparable IFRS financial measures, please see page 10 of this MD&A.
Assets under management
Assets under management ("AUM") refers to the total net assets managed by the Company through its various investment product offerings and managed accounts.
Net inflows
Net inflows result in changes to AUM, and as such, have a direct impact on the revenues and earnings of the Company. They are described individually below:
At-the-market ("ATM") transactions and ETF unit creations
ATM transactions of our physical trusts and new 'creations' of ETF units are the primary manner in which inflows arise in our exchange listed products segment.
Net sales
Fund sales (net of redemptions) are the primary manner in which inflows arise in our managed equities segment.
Net capital calls
Capital calls, net of capital distributions ("net capital calls") are the primary manner in which inflows arise in our private strategies segment.
Other net inflows
Other net inflows include: (1) fund acquisitions; (2) new AUM from fund launches; and (3) lost AUM from fund closures. It is possible for committed capital in our private strategies to earn a commitment fee despite being uncalled, in which case, it will also be included in this category as AUM.
Net fees
Net fees are calculated as: (1) total management fees net of selling, general, and administrative ("SG&A") recoveries from funds, fund expenses and direct payouts; and (2) carried interest and performance fees, net of their related payouts. Net fees is a key revenue indicator as it represents revenue contributions after directly associated costs in managing our AUM.
Net revenues
Net revenues are calculated as the total of: (1) net fees, excluding carried interest and performance fees, net of their related payouts; (2) net commissions; (3) finance income; and (4) co-investment income.
Net commissions
Net commissions are calculated as total commissions, net of commission expenses. Net commissions primarily arise from the purchase and sale of critical materials in our exchange listed products segment.
Net compensation & net compensation ratio
Net compensation is calculated as total compensation expense before: (1) commission expenses paid to employees; (2) direct payouts to employees; (3) carried interest and performance fee payouts to employees; (4) severance and new hire accruals; and (5) market value fluctuations on cash-settled equity plans. Net compensation ratio is calculated as net compensation divided by net revenues.
Total shareholder return
Total shareholder return is the financial gain (loss) that results from a change in the Company's share price, plus any dividends paid over the period.
Liquid co-investments
Liquid co-investments are the Company's co-investments that can be monetized in less than 90 days.

6

EBITDA, adjusted EBITDA and adjusted EBITDA margin
Effective in the first quarter of the year, we changed the name of one of our key non-IFRS measures: “adjusted base EBITDA” to “adjusted EBITDA”. The change was made to simplify wording and there was no impact to the underlying calculation.
EBITDA in its most basic form is defined as earnings before interest expense, income taxes, depreciation and amortization. Adjusted EBITDA further adjusts for items noted in the below reconciliation table. Adjusted EBITDA margin is calculated as adjusted EBITDA divided by net revenues.
EBITDA, adjusted EBITDA and adjusted EBITDA margin are measures commonly used in the investment industry by management, investors and investment analysts in understanding and comparing results by factoring out the impact of different financing methods, capital structures, amortization techniques and income tax rates between companies in the same industry. While other companies, investors or investment analysts may not utilize the same method of calculating EBITDA (or adjustments thereto), the Company believes its adjusted EBITDA metric results in a better comparison of the Company's underlying operations against its peers and a better indicator of recurring results from operations as compared to other non-IFRS financial measures. Adjusted EBITDA margins are a key indicator of the Company’s profitability on a per dollar of revenue basis, and as such, is commonly used in the financial services sector by analysts, investors and management.
Neither EBITDA, adjusted EBITDA, or adjusted EBITDA margin have a standardized meaning under IFRS. Consequently, they should not be considered in isolation, nor should they be used in substitute for measures of performance prepared in accordance with IFRS.
The following table outlines how our EBITDA, adjusted EBITDA and adjusted EBITDA margin measures are determined:

	3 months ended

(In thousands $)	Mar. 31, 2025	Mar. 31, 2024
Net income for the period	11,957	11,557
Net income margin (1)	28%	28%
Adjustments:
Interest expense	280	830
Provision for income taxes	3,795	3,763
Depreciation and amortization	541	551
EBITDA	16,573	16,701
Adjustments:
(Gain) loss on investments (2)	(1,534)	(1,809)
Stock-based compensation	6,256	4,691
Foreign exchange (gain) loss	554	168
Severance, new hire accruals and other	52	—
Carried interest and performance fees	—	—
Carried interest and performance fee payouts (3)	—	—
Adjusted EBITDA (4)	21,901	19,751
Adjusted EBITDA margin (5)	59%	58%
(1) Calculated as IFRS net income divided by IFRS total revenue.
(2) This adjustment removes the income effects of gains or losses on short-term investments, co-investments, and private holdings to ensure the reporting objectives of our adjusted EBITDA metric are met.
(3) Includes both internal and external carried interest and performance fee payouts.
(4) Effective Q1 2025, we changed the name of one of our key non-IFRS measures: "adjusted base EBITDA" to "adjusted EBITDA". This was made to simplify wording and there was no impact to its calculation.
(5) Prior period adjusted EBITDA margin excludes adjusted EBITDA from non-reportable segments of ($461).

7

Business overview
Our reportable operating segments are as follows:

For a detailed account of the underlying principal subsidiaries within our reportable operating segments, refer to the Company's Annual Information Form and Note 2 of the audited annual financial statements.

8

Business development and outlook
In the first quarter of the year, the Company launched two new precious metals ETF, the Sprott Silver Miners & Physical Silver ETF (“SLVR”) and the Sprott Active Gold & Silver Miners ETF (“GBUG”). Investor interest in both these products have been strong in the quarter, and AUM as of March 31, 2025 for these products stood at $41 million and $23 million, respectively.

At Sprott, we are fortunate to be extremely well positioned with an asset base divided between precious metals and critical materials. We have a balanced product suite that offers both safe havens and growth opportunities – all of which offer some inflation protection. We are in a strong position to create value for our clients and shareholders in any environment. Our team of owner operators is working hard to focus on the opportunities ahead of us and is not distracted by the noise.

Subsequent to quarter-end, as at May 2, 2025, AUM was $36.5 billion, up 4% from $35.1 billion as at March 31, 2025. Our performance subsequent to quarter-end was the result of $0.8 billion of net inflows and $0.6 billion of market value appreciation, primarily in our physical gold trust.

9

Results of operations
Summary financial information

(In thousands $)	Q1 2025	Q4 2024	Q3 2024	Q2 2024	Q1 2024	Q4 2023	Q3 2023	Q2 2023
Management fees	39,989	41,441	38,968	38,325	36,603	34,485	33,116	33,222
SG&A recoveries from funds	(279)	(280)	(275)	(260)	(231)	(241)	(249)	(282)
Fund expenses	(2,464)	(2,708)	(2,385)	(2,657)	(2,234)	(2,200)	(1,740)	(1,871)
Direct payouts	(1,602)	(1,561)	(1,483)	(1,408)	(1,461)	(1,283)	(1,472)	(1,342)
Carried interest and performance fees	—	2,511	4,110	698	—	503	—	388
Carried interest and performance fee payouts	—	(830)	—	(251)	—	(222)	—	(236)
Net fees	35,644	38,573	38,935	34,447	32,677	31,042	29,655	29,879

Commissions	286	819	498	3,332	1,047	1,331	539	1,647
Commission expense - internal	(52)	(146)	(147)	(380)	(217)	(161)	(88)	(494)
Commission expense - external	(47)	(290)	(103)	(1,443)	(312)	(441)	(92)	(27)
Net commissions	187	383	248	1,509	518	729	359	1,126

Finance income	1,402	1,441	1,574	4,084	1,810	1,391	1,795	1,650
Co-investment income	151	296	418	416	274	170	462	1,327
Less: Carried interest and performance fees (net of payouts)	—	(1,681)	(4,110)	(447)	—	(281)	—	(152)
Total net revenues (1)	37,384	39,012	37,065	40,009	35,279	33,051	32,271	33,830
Add: Carried interest and performance fees (net of payouts)	—	1,681	4,110	447	—	281	—	152
Gain (loss) on investments	1,534	(3,889)	937	1,133	1,809	2,808	(1,441)	(1,950)
Fund expenses (2)	2,511	2,998	2,488	4,100	2,546	2,641	1,832	1,898
Direct payouts (3)	1,654	2,537	1,630	2,039	1,678	1,666	1,560	2,072
SG&A recoveries from funds	279	280	275	260	231	241	249	282
Total revenues	43,362	42,619	46,505	47,988	41,543	40,688	34,471	36,284

Compensation	19,597	19,672	18,547	19,225	17,955	17,096	16,939	21,468
Direct payouts (3)	(1,654)	(2,537)	(1,630)	(2,039)	(1,678)	(1,666)	(1,560)	(2,072)
Severance, new hire accruals and other	(52)	(166)	(58)	—	—	(179)	(122)	(4,067)
Market value fluctuation on cash-settled equity plans	(412)	71	(114)	(252)	(155)	(157)	79	151
Net compensation	17,479	17,040	16,745	16,934	16,122	15,094	15,336	15,480
Net compensation ratio	47%	44%	46%	44%	47%	47%	50%	48%

Fund expenses (2)	2,511	2,998	2,488	4,100	2,546	2,641	1,832	1,898
Direct payouts (3)	1,654	2,537	1,630	2,039	1,678	1,666	1,560	2,072
Severance, new hire accruals and other	52	166	58	—	—	179	122	4,067
Market value fluctuation on cash-settled equity plans	412	(71)	114	252	155	157	(79)	(151)
SG&A	4,127	4,949	4,612	5,040	4,173	3,963	3,817	4,752
Interest expense	280	613	933	715	830	844	882	1,087
Depreciation and amortization	541	600	502	568	551	658	731	748
Foreign exchange (gain) loss	554	(2,706)	1,028	122	168	1,295	37	1,440
Other (income) and expenses	—	—	—	(580)	—	3,368	4,809	(18,890)
Total expenses	27,610	26,126	28,110	29,190	26,223	29,865	29,047	12,503
Net income	11,957	11,680	12,697	13,360	11,557	9,664	6,773	17,724
Net income per share	0.46	0.46	0.50	0.53	0.45	0.38	0.27	0.70
Adjusted EBITDA (4)	21,901	22,362	20,675	22,375	19,751	18,759	17,854	17,953
Adjusted EBITDA per share	0.85	0.88	0.81	0.88	0.78	0.75	0.71	0.71
Total assets	386,131	388,798	412,477	406,265	389,784	378,835	375,948	381,519
Total liabilities	59,986	65,150	82,198	90,442	82,365	73,130	79,705	83,711

Total AUM	35,076,761	31,535,062	33,439,221	31,053,136	29,369,191	28,737,742	25,398,159	25,141,561
Average AUM	33,265,327	33,401,157	31,788,412	31,378,343	29,035,667	27,014,109	25,518,250	25,679,214
(1) Prior period net revenues excludes revenues from non-reportable segments: Q4 2024 - $406; Q3 2024 - $497; Q2 2024 - $650; Q1 2024 - $465; Q4 2023 - $749; Q3 2023 - $1,517; and Q2 2023 - $1,589.
(2) Includes fund expenses and commission expense - external. Together, these amounts are included in "Fund expenses" on the income statement.
(3) Includes direct payouts, internal carried interest and performance fee payouts and commission payouts - internal. Together, these amounts are included in "Compensation" on the income statement.
(4) Effective Q1 2025, we changed the name of one of our key non-IFRS measures: "adjusted base EBITDA" to "adjusted EBITDA". This was made to simplify wording and there was no impact to its calculation.

10

AUM summary
AUM was $35.1 billion as at March 31, 2025, up 11% from $31.5 billion as at December 31, 2024. On a three months ended basis, we benefited from strong market value appreciation and net inflows to our precious metals physical trusts which were partially offset by weaker market valuations of our critical materials products. Subsequent to quarter-end, as at May 2, 2025, AUM was $36.5 billion, up 4% from $35.1 billion as at March 31, 2025. Our performance subsequent to quarter-end was the result of $0.8 billion of net inflows and $0.6 billion of market value appreciation, primarily in our physical gold trust.

3 months results

(In millions $)	AUM Dec. 31, 2024	Net inflows (1)	Market value changes	Other net inflows (1)	AUM Mar. 31, 2025	Net management fee rate (2)

Exchange listed products
- Precious metals physical trusts and ETFs
- Physical Gold Trust	8,608	475	1,649	—	10,732	0.35%
- Physical Silver Trust	5,227	80	928	—	6,235	0.45%
- Physical Gold and Silver Trust	5,013	(162)	913	—	5,764	0.40%
- Precious Metals ETFs	354	43	119	2	518	0.28%
- Physical Platinum & Palladium Trust	168	14	14	—	196	0.50%
	19,370	450	3,623	2	23,445	0.39%

- Critical materials physical trusts and ETFs
- Physical Uranium Trust	4,862	—	(600)	—	4,262	0.31%
- Critical Materials ETFs	2,020	90	(403)	—	1,707	0.50%
- Physical Copper Trust	90	—	10	—	100	0.33%
	6,972	90	(993)	—	6,069	0.37%

Total exchange listed products	26,342	540	2,630	2	29,514	0.38%

Managed equities (3)	2,873	7	525	(27)	3,378	0.82%

Private strategies	2,320	(115)	(20)	—	2,185	0.83%

Total AUM (4)	31,535	432	3,135	(25)	35,077	0.46%

(1) See "Net inflows" and "Other net inflows" in the key performance indicators and non-IFRS and other financial measures section of this MD&A.
(2) Net management fee rate represents the weighted average fees for all funds in the category, net of fund expenses.
(3) Managed equities is made up of primarily precious metal strategies (56%), high net worth managed accounts (37%) and U.S. value strategies (7%).
(4) No performance fees are earned on exchange listed products. Certain managed equities products earn either performance fees based on returns above relevant benchmarks or earn carried interest calculated as a predetermined net profit over a preferred return. Private strategies LPs primarily earn carried interest calculated as a predetermined net profit over a preferred return.

11

Key revenue lines

Management, carried interest and performance fees
Management fees were $40 million for the quarter, up 9% from $36.6 million for the quarter ended March 31, 2024. Net fees were $35.6 million for the quarter, up 9% from $32.7 million for the quarter ended March 31, 2024. Our revenue performance in the quarter was primarily due to higher average AUM on strong market value appreciation and inflows to our precious metals physical trusts, partially offset by ongoing weaker market valuations of our critical materials product offerings.
Commission revenues
Commission revenues were $0.3 million for the quarter, down 73% from $1 million for the quarter ended March 31, 2024. Net commissions were $0.2 million for the quarter, down 64% from $0.5 million for the quarter ended March 31, 2024. Commission revenue was lower in the quarter mainly due to a lack of ATM activity in our critical materials physical trusts.
Finance income
Finance income was $1.4 million for the quarter, down 23% from $1.8 million for the quarter ended March 31, 2024. The decrease in the quarter was due to lower income generation in co-investment positions we hold in our LPs managed in our private strategies segment.
Key expense lines
Compensation
Net compensation expense was $17.5 million for the quarter, up 8% from $16.1 million for the quarter ended March 31, 2024. The increase in the quarter was primarily due to higher incentive compensation on increased net fee generation. Our net compensation ratio was 47% in the quarter, unchanged from this same time last year (March 31, 2024 - 47%).
SG&A
SG&A expense was $4.1 million for the quarter, down 1% from $4.2 million for the quarter ended March 31, 2024. The decrease in the quarter was primarily due to lower marketing costs.

Earnings
Net income for the quarter was $12 million ($0.46 per share), up 3% from $11.6 million ($0.45 per share) for the quarter ended March 31, 2024. Our earnings in the quarter benefited from higher average AUM on strong market value appreciation and inflows to our precious metals physical trusts partially offset by ongoing weaker market valuations of our critical materials product offerings.

Adjusted EBITDA was $21.9 million ($0.85 per share) for the quarter, up 11% from $19.8 million ($0.78 per share) for the quarter ended March 31, 2024. Adjusted EBITDA in the quarter benefited from higher average AUM on strong market value appreciation and inflows to our precious metals physical trusts partially offset by ongoing weaker market valuations of our critical materials product offerings.
Additional revenues and expenses
Investment gains were $1.5 million for the quarter, down 15% from investment gains of $1.8 million for the quarter ended March 31, 2024. Investment gains in the quarter were mainly driven by market value appreciation of our co-investments.
Depreciation of property and equipment was $0.5 million for the quarter, largely flat from the quarter ended March 31, 2024.
Balance sheet
Total assets were $386.1 million, down 1% from $388.8 million as at December 31, 2024. Total liabilities were $60 million, down 8% from $65.2 million as at December 31, 2024. The decrease in assets and liabilities was primarily due to the payment of tax installments during the quarter. Total shareholder's equity was $326.1 million, up 1% from $323.6 million as at December 31, 2024.

12

Reportable operating segments
Exchange listed products

	3 months ended

(In thousands $)	Mar. 31, 2025	Mar. 31, 2024

Management fees	28,184	24,644
Fund expenses	(1,838)	(1,757)
Net fees	26,346	22,887

Commissions	—	666
Commission expense - internal	—	(70)
Commission expense - external	—	(256)
Net commissions	—	340

Finance income	—	92
Total net revenues	26,346	23,319
Gain (loss) on investments	959	818
Fund expenses (1)	1,838	2,013
Direct payouts (2)	—	70
Total revenues	29,143	26,220

Net compensation	4,898	4,186
Fund expenses (1)	1,838	2,013
Direct payouts (2)	—	70
Market value fluctuation on cash-settled equity plans	62	—
SG&A	1,322	1,295
Interest expense	45	354
Depreciation and amortization	32	31
Foreign exchange (gain) loss	397	(254)
Total expenses	8,594	7,695

Income before income taxes	20,549	18,525
Adjusted EBITDA (3)	21,655	18,700
Adjusted EBITDA margin	82%	80%

Total AUM	29,513,819	23,847,554
Average AUM	27,844,748	23,627,301
(1) Includes fund expenses and commission expense - external. Together, these amounts are included in "Fund expenses" on the income statement.
(2) Includes commission payouts - internal. This is included in "Compensation" on the income statement.
(3) Effective Q1 2025, we changed the name of one of our key non-IFRS measures: "adjusted base EBITDA" to "adjusted EBITDA". This was made to simplify wording and there was no impact to its calculation.

3 months ended

Income before income taxes was $20.5 million for the quarter, up 11% from $18.5 million for the quarter ended March 31, 2024. Adjusted EBITDA was $21.7 million for the quarter, up 16% from $18.7 million for the quarter ended March 31, 2024. Our three months ended results benefited from higher management fees resulting from higher average AUM on strong market value appreciation and inflows to our precious metals physical trusts partially offset by ongoing weaker market valuations of our critical materials product offerings.

13

Managed equities

	3 months ended

(In thousands $)	Mar. 31, 2025	Mar. 31, 2024

Management fees	7,310	6,633
SG&A recoveries from funds	(279)	(231)
Fund expenses	(572)	(472)
Direct payouts	(1,167)	(962)
Net fees	5,292	4,968

Finance income	49	35
Total net revenues	5,341	5,003
Gain (loss) on investments	1,425	1,104
Fund expenses (1)	572	472
Direct payouts (2)	1,167	962
SG&A recoveries from funds	279	231
Total revenues	8,784	7,772

Net compensation	3,644	3,119
Fund expenses (1)	572	472
Direct payouts (2)	1,167	962
Severance, new hire accruals and other	52	—
Market value fluctuation on cash-settled equity plans	32	—
SG&A	890	1,308
Interest expense	65	277
Depreciation and amortization	95	94
Foreign exchange (gain) loss	118	(85)
Total expenses	6,635	6,147

Income before income taxes	2,149	1,625
Adjusted EBITDA (3)	1,893	1,249
Adjusted EBITDA margin	35%	25%

Total AUM (4)	3,377,810	2,906,057
Average AUM (4)	3,133,891	2,757,245
(1) Includes fund expenses This is included in "Fund expenses" on the income statement.
(2) Includes direct payouts. This is included in "Compensation" on the income statement.
(3) Effective Q1 2025, we changed the name of one of our key non-IFRS measures: "adjusted base EBITDA" to "adjusted EBITDA". This was made to simplify wording and there was no impact to its calculation.
(4) Prior period figures have been reclassified to conform with current presentation.

3 months ended

Income before income taxes was $2.1 million for the quarter, up 32% from $1.6 million for the quarter ended March 31, 2024. Adjusted EBITDA was $1.9 million for the quarter, up 52% from $1.2 million for the quarter ended March 31, 2024. Our three months ended results benefited from higher management fees resulting from higher average AUM on market value appreciation across the majority of our managed equities funds.

14

Private strategies

	3 months ended

(In thousands $)	Mar. 31, 2025	Mar. 31, 2024

Management fees	4,646	5,597
Fund expenses	(54)	(5)
Direct payouts	(435)	(499)
Net fees	4,157	5,093

Finance income	990	1,589
Total net revenues	5,147	6,682
Gain (loss) on investments	(333)	273
Fund expenses (1)	54	5
Direct payouts (2)	435	499
Total revenues	5,303	7,459

Net compensation	2,277	2,716
Fund expenses (1)	54	5
Direct payouts (2)	435	499
SG&A	438	407
Interest expense	2	2
Depreciation and amortization	12	7
Foreign exchange (gain) loss	66	(895)
Total expenses	3,284	2,741

Income before income taxes	2,019	4,718
Adjusted EBITDA (3)	2,439	3,560
Adjusted EBITDA margin	47%	53%

Total AUM (4)	2,185,132	2,615,580
Average AUM (4)	2,286,688	2,651,121
(1) Includes fund expenses. This is included in "Fund expenses" on the income statement.
(2) Includes direct payouts. This is included in "Compensation" on the income statement.
(3) Effective Q1 2025, we changed the name of one of our key non-IFRS measures: "adjusted base EBITDA" to "adjusted EBITDA". This was made to simplify wording and there was no impact to its calculation.
(4) Prior period figures have been reclassified to conform with current presentation.

3 months ended

Income before income taxes was $2 million for the quarter, down 57% from $4.7 million for the quarter ended March 31, 2024. Adjusted EBITDA was $2.4 million for the quarter, down 31% from $3.6 million for the quarter ended March 31, 2024. Our three months ended results were impacted by lower management fees due to lower commitment fee earning assets and lower finance income earned due to lower co-investments we hold in our private strategies segment.

15

Corporate
This segment is a cost center that provides capital, balance sheet management and shared services to the Company's subsidiaries.

	3 months ended

(In thousands $)	Mar. 31, 2025	Mar. 31, 2024

Gain (loss) on investments	20	(160)
Finance income	276	13
Total revenues	296	(147)

Net compensation	6,332	5,634
Market value fluctuation on cash-settled equity plans	318	155
SG&A	1,279	908
Interest expense	168	197
Depreciation and amortization	399	415
Foreign exchange (gain) loss	(34)	1,249
Total expenses	8,462	8,558

Income (loss) before income taxes	(8,166)	(8,705)
Adjusted EBITDA (1)	(3,828)	(3,297)
(1) Effective Q1 2025, we changed the name of one of our key non-IFRS measures: "adjusted base EBITDA" to "adjusted EBITDA". This was made to simplify wording and there was no impact to its calculation.

3 months ended

•Net compensation was higher primarily due higher incentive compensation on increased net fee generation.

•SG&A was higher primarily due to increased professional services and technology costs.

16

Dividends
The following dividends were declared by the Company during the three months ended March 31, 2025:

Record date	Payment date	Cash dividend per share	Total dividend amount (in thousands $)
March 10, 2025 - Regular dividend Q4 2024	March 25, 2025	$0.30	7,744
Dividends declared in 2025 (1)			7,744
(1) Subsequent to quarter-end, on May 6, 2025, a regular dividend of $0.30 per common share was declared for the quarter ended March 31, 2025. This dividend is payable on June 4, 2025 to shareholders of record at the close of business on May 20, 2025.

Capital stock
Total capital stock issued and outstanding was 25.8 million (December 31, 2024 - 25.8 million).
Earnings per share for the current and prior period have been calculated using the weighted average number of shares outstanding during the respective periods. Basic earnings per share was $0.46 for the quarter compared to $0.45 in the prior period. Diluted earnings per share was $0.46 for the quarter compared to $0.44 in the prior period. Diluted earnings per share reflects the dilutive effect of in-the-money stock options, unvested shares held in the EPSP Trust and outstanding restricted stock units.
A total of 12,500 stock options are outstanding pursuant to our stock option plan with 1.1 years remaining on their contractual life, all of which are exercisable.

17

Liquidity and capital resources
As at March 31, 2025, the Company had $55.9 million (December 31, 2024 - $46.8 million) of cash and cash equivalents. In addition, the Company had $69.4 million of co-investments (December 31, 2024 - $72.8 million) of which $27.2 million (December 31, 2024 - $23.8 million) can be monetized in less than 90 days (liquid co-investments).
As at March 31, 2025, the Company had $nil (December 31, 2024 - $nil) outstanding on its credit facility, which matures on August 8, 2028. As at March 31, 2025, the Company was in compliance with all covenants, terms and conditions under the credit facility.
The Company has access to a credit facility of $75 million with a major Canadian schedule I chartered bank. Amounts under the facility may be borrowed in U.S. dollars through SOFR or base rate loans. Amounts may also be borrowed in Canadian dollars through prime rate loans or CORRA loans.
Key terms under the current credit facility are noted below:

Structure
•5-year, $75 million revolver with "bullet maturity" August 8, 2028
Interest rate
•SOFR + 2.36%
Covenant terms
•Minimum AUM: $11.7 billion;
•Debt to EBITDA less than or equal to 2.5:1; and
•EBITDA to interest expense more than or equal to 2.5:1

Commitments
The Company has commitments to make co-investments in private strategies LPs or commitments to make co-investments in fund strategies in the Company's other segments. As at March 31, 2025, the Company had $4.6 million in co-investment commitments in private strategies LPs due within one year (December 31, 2024 - $5.2 million) and $1.5 million due after 12 months (December 31, 2024 - $1.5 million).

18

Critical accounting estimates and significant judgments
The key assumptions concerning the future and other key sources of estimation uncertainty at the reporting date that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities are described below. The Company based its assumptions and estimates on parameters available when the financial statements were prepared. Existing circumstances and assumptions about future developments may change due to market changes or circumstances arising beyond the control of the Company. Such changes are reflected in the assumptions and estimates as they occur. The Company’s material accounting policy information are described in Note 2 of the December 31, 2024 audited annual financial statements. Certain of these accounting policies require management to make key assumptions concerning the future and consider other sources of estimation uncertainty at the reporting date. These accounting estimates are considered critical because they require subjective and/or complex judgments that may have a material impact on the value of our assets, liabilities, revenues and expenses.

Critical accounting estimates

Impairment of goodwill and intangible assets

All indefinite life intangible assets and goodwill are assessed for impairment annually. This annual test for impairment augments the quarterly impairment indicator assessments. Values associated with goodwill and intangibles involve estimates and assumptions, including those with respect to future cash inflows and outflows, discount rates, AUM and asset lives. These estimates require significant judgment regarding market growth rates, fund flow assumptions, expected margins and costs, which could affect the Company's future results if estimates of future performance and fair value change.

Fair value of financial instruments

When the fair value of financial assets and financial liabilities recorded in the consolidated balance sheets cannot be derived from active markets, they are determined using valuation techniques and models. Model inputs are taken from observable markets where possible, but where this is not feasible, unobservable inputs may be used. These unobservable inputs include, but are not limited to, projected cash flows, discount rates, comparable recent transactions and volatility of underlying securities in warrant valuations. The use of unobservable inputs can involve significant judgment and materially affect the reported fair value of financial instruments.

Significant judgments

Investments in other entities

IFRS 10 Consolidated Financial Statements ("IFRS 10") and IAS 28 Investments in Associates and Joint Ventures ("IAS 28") provide for the use of judgment in determining whether an investee should be included within the consolidated financial statements of the Company and on what basis (subsidiary, joint venture, financial instrument or associate). Significant judgment is applied in evaluating facts and circumstances relevant to the Company and investee, including: (1) the extent of the Company's direct and indirect interest in the investee; (2) the level of compensation to be received from the investee for management and other services provided to it; (3) "kick out rights" available to other investors in the investee; and (4) other indicators of the extent of power that the Company has over the investee.

19

Managing financial risks
Market risk
The Company separates market risk into three categories: price risk, interest rate risk and foreign currency risk.
Price risk
Price risk arises from the possibility that changes in the price of the Company's on and off-balance sheet assets and liabilities will result in changes in carrying value or recoverable amounts. The Company's revenues are also exposed to price risk since management fees, carried interest and performance fees are correlated with AUM, which fluctuates with changes in the market values of the assets in the funds and managed accounts managed by the Company.
Interest rate risk
Interest rate risk arises from the possibility that changes in interest rates will adversely affect the value of, or cash flows from, financial assets and liabilities. The Company’s earnings, particularly through its private strategies segment, are exposed to volatility as a result of sudden changes in interest rates. Management takes into account a number of factors and is committed to several processes to ensure that this risk is appropriately managed.
Foreign currency risk
The Company enters into transactions that are denominated primarily in U.S. and Canadian dollars. Foreign currency risk arises from foreign exchange rate movements that could negatively impact the liquidity of the company as determined at the transactional currency level.
Credit risk
Credit risk is the risk that a borrower will not honor its commitments and a loss to the Company may result. Credit risk generally arises in the Company's investments portfolio.
Investments
The Company incurs credit risk when entering into, settling and financing transactions with counterparties. Management takes into account a number of factors and is committed to several processes to ensure that this risk is appropriately managed.
Other
The majority of receivables relate to management fees, carried interest and performance fees receivable from the funds and managed accounts managed by the Company. These receivables are short-term in nature and any credit risk associated with them is managed by dealing with counterparties that the Company believes to be creditworthy and by actively monitoring credit exposure and the financial health of the counterparties.
Liquidity risk
Liquidity risk is the risk that the Company cannot meet a demand for cash or fund its obligations as they come due. The Company's exposure to liquidity risk is minimal as it maintains sufficient levels of liquid assets to meet its obligations as they come due. The Company has $55.9 million (December 31, 2024 - $46.8 million) of cash and cash equivalents. In addition, the Company has $69.4 million of co-investments (December 31, 2024 - $72.8 million) of which $27.2 million (December 31, 2024 - $23.8 million) can be monetized in less than 90 days (liquid co-investments). The Company also has access to a credit facility of $75 million with a major Canadian schedule I chartered bank.
The Company's exposure to liquidity risk as it relates to our co-investments in private strategies LPs arises from fluctuations in cash flows from making capital calls and receiving capital distributions. The Company manages its co-investment liquidity risk through the ongoing monitoring of scheduled capital calls and distributions ("match funding") and through its broader treasury risk management program and enterprise capital budgeting.

20

Financial liabilities, including accounts payable and accrued liabilities and compensation payable, are short-term in nature and are generally due within a year.
The Company's management team is responsible for reviewing resources to ensure funds are readily available to meet its financial obligations as they come due and ensuring adequate funds exist to support business strategies and operations growth. The Company manages liquidity risk by monitoring cash balances on a daily basis and through its broader treasury risk management program. To meet any liquidity shortfalls, actions taken by the Company could include but are not limited to: drawing on the line of credit; slowing its co-investment activities; liquidating investments; and adjusting or otherwise temporarily suspending AIPs.
Concentration risk
A significant portion of the Company's AUM and its investments are focused on the natural resource sector, and in particular, precious metals and critical materials related investments and transactions. In addition, from time-to-time, certain investments may be concentrated to a material degree in a single position or group of positions. Management takes into account a number of factors and is committed to several processes to ensure that this risk is appropriately managed.
Disclosure controls and procedures ("DC&P") and internal control over financial reporting ("ICFR")
Management is responsible for the design and operational effectiveness of DC&P and ICFR in order to provide reasonable assurance regarding the disclosure of material information relating to the Company. This includes information required to be disclosed in the Company's annual filings, interim filings and other reports filed under securities legislation, as well as the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.
Our chief executive officer and chief financial officer, after evaluating the effectiveness of our DC&P and ICFR (as defined in the applicable U.S. and Canadian securities laws), concluded that the Company's DC&P and ICFR were properly designed and were operating effectively as at March 31, 2025. In addition, there were no material changes to ICFR during the quarter.

Managing non-financial risks
For details around other risks managed by the Company (e.g. confidentiality of information, conflicts of interest, etc.) refer to the
Company's annual report as well as the Annual Information Form available on EDGAR at www.sec.gov and SEDAR+ at
www.sedarplus.com

Additional information relating to the Company, including the Company's Annual Information Form is available on EDGAR at www.sec.gov and SEDAR+ at www.sedarplus.com.

21

Consolidated Financial Statements

Three months ended March 31, 2025

Interim condensed consolidated balance sheets (unaudited)

As at		Mar. 31	Dec. 31
(In thousands of U.S. dollars)		2025	2024

Assets
Current
Cash and cash equivalents		55,868	46,834
Fees receivable		5,895	15,393
Short-term investments	(Notes 3 & 9)	241	225
Other assets	(Note 5)	13,243	14,657
Income taxes recoverable		2,272	2,079
Total current assets		77,519	79,188

Co-investments	(Notes 4 & 9)	69,406	72,848
Other assets	(Notes 5 & 9)	27,712	27,279
Property and equipment, net		20,975	19,185
Intangible assets	(Note 7)	168,289	168,254
Goodwill	(Note 7)	19,149	19,149
Deferred income taxes		3,081	2,895
		308,612	309,610
Total assets		386,131	388,798

Liabilities and shareholders' equity
Current
Accounts payable and accrued liabilities		8,336	7,605
Compensation payable		11,056	11,829
Income taxes payable		2,948	10,844
Total current liabilities		22,340	30,278

Other accrued liabilities		24,541	22,958
Deferred income taxes		13,105	11,914
Total liabilities		59,986	65,150

Shareholders' equity
Capital stock	(Note 8)	449,575	450,127
Contributed surplus	(Note 8)	35,002	36,267
Deficit		(63,042)	(67,255)
Accumulated other comprehensive loss		(95,390)	(95,491)
Total shareholders' equity		326,145	323,648
Total liabilities and shareholders' equity		386,131	388,798

Commitments and provisions	(Note 13)

The accompanying notes form part of the unaudited interim condensed consolidated financial statements

"Ron Dewhurst"     "Graham Birch"
Director     Director

23

Interim condensed consolidated statements of operations and comprehensive income (unaudited)

		For the three months ended

		Mar. 31	Mar. 31
(In thousands of U.S. dollars, except for per share amounts)		2025	2024

Revenues
Management fees		39,989	36,603
Commissions		286	1,047
Finance income		1,402	1,810
Gain (loss) on investments	(Notes 3, 4 and 5)	1,534	1,809
Co-investment income	(Note 6)	151	274
Total revenues		43,362	41,543

Expenses
Compensation	(Note 8)	19,597	17,955
Fund expenses		2,511	2,546
Selling, general and administrative		4,127	4,173
Interest expense		280	830
Depreciation of property and equipment		541	551
Foreign exchange (gain) loss		554	168
Total expenses		27,610	26,223

Income before income taxes for the period		15,752	15,320
Provision for income taxes		3,795	3,763
Net income for the period		11,957	11,557

Net income per share:
Basic	(Note 8)	0.46	0.45
Diluted	(Note 8)	0.46	0.44

Net income for the period		11,957	11,557

Other comprehensive income (loss)
Items that may be reclassified subsequently to profit or loss
Foreign currency translation gain (loss) (taxes of $Nil)		101	(5,879)
Total other comprehensive income (loss)		101	(5,879)
Comprehensive income (loss)		12,058	5,678

The accompanying notes form part of the unaudited interim condensed consolidated financial statements

24

Interim condensed consolidated statements of changes in shareholders' equity (unaudited)

(In thousands of U.S. dollars, other than number of shares)		Number of shares outstanding	Capital stock	Contributed surplus	Deficit	Accumulated other comprehensive income (loss)	Total equity

At Dec. 31, 2024		25,814,859	450,127	36,267	(67,255)	(95,491)	323,648
Shares released on equity incentive plans	(Note 8)	—	—	(1,283)	—	—	(1,283)
Shares acquired and canceled under normal course issuer bid	(Note 8)	(13,215)	(552)	—	—	—	(552)
Foreign currency translation gain (loss)		—	—	—	—	101	101
Stock-based compensation	(Note 8)	—	—	18	—	—	18
Dividends declared	(Note 10)	—	—	—	(7,744)	—	(7,744)
Net income		—	—	—	11,957	—	11,957
Balance, Mar. 31, 2025		25,801,644	449,575	35,002	(63,042)	(95,390)	326,145

At Dec. 31, 2023		25,410,151	434,764	35,281	(89,402)	(74,938)	305,705
Shares acquired for equity incentive plan	(Note 8)	(26,321)	(963)	—	—	—	(963)
Shares issued and released on equity incentive plans	(Note 8)	12,261	462	(1,382)	—	—	(920)
Foreign currency translation gain (loss)		—	—	—	—	(5,879)	(5,879)
Stock-based compensation	(Note 8)	—	—	4,385	—	—	4,385
Dividends declared		—	—	—	(6,466)	—	(6,466)
Net income		—	—	—	11,557	—	11,557
Balance, Mar. 31, 2024		25,396,091	434,263	38,284	(84,311)	(80,817)	307,419

The accompanying notes form part of the unaudited interim condensed consolidated financial statements

25

Interim condensed consolidated statements of cash flows (unaudited)

	For the three months ended

	Mar. 31	Mar. 31
(In thousands of U.S. dollars)	2025	2024

Operating activities
Net income for the period	11,957	11,557
Add (deduct) non-cash items:
(Gain) loss on investments	(1,534)	(1,809)
Stock-based compensation	18	4,385
Depreciation of property and equipment	541	551
Deferred income tax expense	993	670
Current income tax expense	2,802	3,093
Other items	—	(33)
Income taxes paid	(10,854)	(441)
Changes in:
Fees receivable	9,498	1,301
Other assets	1,477	(3,985)
Accounts payable, accrued liabilities and compensation payable	(761)	(3,607)
Cash provided by (used in) operating activities	14,137	11,682

Investing activities
Purchase of investments	(852)	(1,743)
Sale of investments	5,817	3,452
Purchase of property and equipment	(592)	(741)
Cash provided by (used in) investing activities	4,373	968

Financing activities
Acquisition of common shares for equity incentive plan	—	(963)
Acquisition of common shares under normal course issuer bid	(552)	—
Repayment of lease liabilities	(253)	(325)
Contributions from non-controlling interest	449	26
Dividends paid	(7,744)	(6,466)
Cash provided by (used in) financing activities	(8,100)	(7,728)
Effect of foreign exchange on cash balances	(1,376)	(1,476)
Net increase (decrease) in cash and cash equivalents during the period	9,034	3,446
Cash and cash equivalents, beginning of the period	46,834	20,658
Cash and cash equivalents, end of the period	55,868	24,104
Cash and cash equivalents:
Cash	51,502	24,104
Short-term deposits	4,366	—
	55,868	24,104

The accompanying notes form part of the unaudited interim condensed consolidated financial statements

26

SPROTT INC.
Notes to the interim condensed consolidated financial statements (unaudited)
For the three months ended March 31, 2025 and 2024
1 Corporate information
Sprott Inc. (the "Company") was incorporated under the Business Corporations Act (Ontario) on February 13, 2008. Its registered office is at Royal Bank Plaza, South Tower, 200 Bay Street, Suite 2600, Toronto, Ontario M5J 2J1.

2 Summary of material accounting policy information
Statement of compliance
These unaudited interim condensed consolidated financial statements ("interim financial statements") have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").
Compliance with IFRS requires the Company to exercise judgment and make estimates and assumptions that effect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may vary. Except as otherwise noted, significant accounting judgments and estimates are described in Note 2 of the December 31, 2024 annual audited consolidated financial statements and have been applied consistently to the interim financial statements as at and for the three months ended March 31, 2025.
The interim financial statements have been authorized for issue by a resolution of the board of directors of the Company on May 6, 2025 and include all subsequent events up to that date.
Basis of presentation
These interim financial statements have been prepared on a going concern basis and on a historical cost basis, except for certain financial instruments classified as fair value through profit or loss ("FVTPL") and which are measured at fair value to the extent required or permitted under IFRS and as set out in the relevant accounting policies. The interim financial statements are presented in U.S. dollars and all values are rounded to the nearest thousand ($000), except when indicated otherwise.
Principles of consolidation
These interim financial statements of the Company are prepared on a consolidated basis so as to include the accounts of all limited partnerships and corporations the Company is deemed to control under IFRS. Controlled limited partnerships and corporations ("subsidiaries") are consolidated from the date the Company obtains control. All intercompany balances with subsidiaries are eliminated upon consolidation. Subsidiary financial statements are prepared for the same reporting period as the Company and are based on accounting policies consistent with that of the Company.
The Company consolidates interest in its funds or subsidiaries if the Company has control over the entity. Control exists if the Company has power over the entity, exposure or rights to variable returns from its involvement with the entity and the ability to use its power over the entity to affect the amount of returns the Company receives. In many, but not all instances, control will exist when the Company owns more than one half of the voting rights of a corporation, or is the sole limited and general partner of a limited partnership.
The Company records third-party interest in the funds which do not qualify to be equity due to redeemable or limited life features, as non-controlling interest liabilities. Such interests are initially recognized at fair value, with any changes recorded in the co-investment income line of the consolidated statements of operations and comprehensive income.

27

SPROTT INC.
Notes to the interim condensed consolidated financial statements (unaudited)
For the three months ended March 31, 2025 and 2024
The Company currently controls the following principal subsidiaries:
•Sprott Asset Management LP ("SAM");
•Sprott U.S. Holdings Inc. ("SUSHI"), parent of: (1) SGRIL Holdings Inc. ("SGRIL Holdings"); (2) Sprott Global Resource Investments Ltd. ("SGRIL"); (3) Sprott Asset Management USA Inc. ("SAM US"); and (4) Resource Capital Investment Corporation ("RCIC"). Collectively, the interests of SUSHI are referred to as "US entities" in these financial statements;
•Sprott Resource Streaming and Royalty Corporation and Sprott Private Resource Streaming and Royalty (Management) Corp. ("SRSR"); and
•Sprott Resource Lending Corp. ("SRLC")

Other accounting policies
All other accounting policies, judgments, and estimates described in the December 31, 2024 annual audited consolidated financial statements have been applied consistently to the interim financial statements unless otherwise noted.

28

SPROTT INC.
Notes to the interim condensed consolidated financial statements (unaudited)
For the three months ended March 31, 2025 and 2024
3 Short-term investments
Primarily consist of equity investments in public entities the Company receives as consideration during private strategies, managed equities and broker-dealer activities (in thousands $):

	Classification and measurement criteria	Mar. 31, 2025	Dec. 31, 2024

Public equities and share purchase warrants	FVTPL	241	225
Total short-term investments		241	225

Gains and losses on financial assets and liabilities classified at FVTPL are included in the gain (loss) on investments line in the consolidated statements of operations and comprehensive income.

4 Co-investments
Consists of the following (in thousands $):

	Classification and measurement criteria	Mar. 31, 2025	Dec. 31, 2024

Co-investments in funds (1)	FVTPL	69,406	72,848
Total co-investments		69,406	72,848
(1) Includes investments in funds managed and previously managed by the Company.

Gains and losses on co-investments are included in the gain (loss) on investments line in the consolidated statements of operations and comprehensive income.

29

SPROTT INC.
Notes to the interim condensed consolidated financial statements (unaudited)
For the three months ended March 31, 2025 and 2024
5 Other assets and non-controlling interest
Other assets
Consist of the following (in thousands $):

	Mar. 31, 2025	Dec. 31, 2024

Assets attributable to non-controlling interest	14,370	13,934
Fund recoveries and investment receivables	9,475	10,071
Advance on unrealized carried interest	7,750	7,750
Private holdings (1)	4,372	4,371
Prepaid expenses	3,331	4,158
Other (2)	1,657	1,652
Total other assets	40,955	41,936
(1) Private holdings are financial instruments classified at FVTPL. Gains and losses are included in the gain (loss) on investments line in the consolidated statements of operations and comprehensive income.
(2) Includes miscellaneous third-party receivables.

Non-controlling interest assets and liabilities
Non-controlling interest consists of third-party interest in the Company's co-investments that are consolidated. The following table provides a summary of amounts attributable to this non-controlling interest (in thousands $):

	Mar. 31, 2025	Dec. 31, 2024

Assets	14,370	13,934
Liabilities - current (1)	(77)	(90)
Liabilities - long-term (1)	(14,293)	(13,844)
(1) Current and long-term liabilities attributable to non-controlling interest are included in accounts payable and accrued liabilities and other accrued liabilities, respectively.

30

SPROTT INC.
Notes to the interim condensed consolidated financial statements (unaudited)
For the three months ended March 31, 2025 and 2024
6 Co-investment income

	For the three months ended
	Mar. 31, 2025	Mar. 31, 2024

Co-investment income	151	274
Income attributable to non-controlling interest	758	131
Expense attributable to non-controlling interest	(758)	(131)
Total co-investment income	151	274

31

SPROTT INC.
Notes to the interim condensed consolidated financial statements (unaudited)
For the three months ended March 31, 2025 and 2024
7 Goodwill and intangible assets
Consist of the following (in thousands $):

	Goodwill	Fund management contracts (indefinite life)	Total
Cost
At Dec. 31, 2023	132,251	182,902	315,153
Net exchange differences	—	(14,648)	(14,648)
At Dec. 31, 2024	132,251	168,254	300,505
Net exchange differences	—	35	35
At Mar. 31, 2025	132,251	168,289	300,540

Accumulated amortization/impairment
At Dec. 31, 2023	(113,102)	—	(113,102)
Amortization charge for the year	—	—	—
At Dec. 31, 2024	(113,102)	—	(113,102)
Amortization charge for the period	—	—	—
At Mar. 31, 2025	(113,102)	—	(113,102)

Net book value at:
At Dec. 31, 2024	19,149	168,254	187,403
At Mar. 31, 2025	19,149	168,289	187,438

32

SPROTT INC.
Notes to the interim condensed consolidated financial statements (unaudited)
For the three months ended March 31, 2025 and 2024
Goodwill
The Company has identified 5 cash generating units ("CGU") as follows:
•Exchange listed products
•Managed equities
•Private strategies
•Brokerage
•Corporate
As at March 31, 2025, the Company had allocated $19.1 million (December 31, 2024 - $19.1 million) of goodwill between the exchange listed products CGU ($17.9 million) and the managed equities CGU ($1.2 million). Goodwill was allocated on a relative value approach basis.
Indefinite life fund management contracts
As at March 31, 2025, the Company had indefinite life intangibles related to fund management contracts of $168.3 million (December 31, 2024 - $168.3 million). These contracts are held within the exchange listed products and managed equities CGUs.
Impairment assessment of goodwill and indefinite life fund management contracts
In the normal course, goodwill and indefinite life fund management contracts are tested for impairment once per annum, which for the Company is during the fourth quarter of each year or earlier if there are indicators of impairment. There were no indicators of impairment in either the exchange listed products or the managed equities CGUs as at March 31, 2025.

33

SPROTT INC.
Notes to the interim condensed consolidated financial statements (unaudited)
For the three months ended March 31, 2025 and 2024
8 Shareholders' equity
Capital stock and contributed surplus
The authorized and issued share capital of the Company consists of an unlimited number of common shares, without par value.

	Number of shares	Stated value (in thousands $)

At Dec. 31, 2023	25,410,151	434,764
Shares acquired for equity incentive plan	(26,321)	(963)
Shares issued and released on equity incentive plans	479,211	18,348
Shares acquired and canceled under normal course issuer bid	(48,182)	(2,022)
At Dec. 31, 2024	25,814,859	450,127
Shares acquired and canceled under normal course issuer bid	(13,215)	(552)
At Mar. 31, 2025	25,801,644	449,575
Contributed surplus consists of stock option expense, earn-out shares expense, equity incentive plans' expense, and additional purchase consideration.

Stated value (in thousands $)

At Dec. 31, 2023	35,281
Released on equity incentive plans	(16,628)
Stock-based compensation	17,614
At Dec. 31, 2024	36,267
Released on equity incentive plans	(1,283)
Stock-based compensation	18
At Mar. 31, 2025	35,002

34

SPROTT INC.
Notes to the interim condensed consolidated financial statements (unaudited)
For the three months ended March 31, 2025 and 2024
Equity incentive plans
In the first quarter of the year, the Company implemented a cash-settled restricted stock unit ("RSU") plan to replace the existing equity-settled plans for Canadian and U.S. employees. Under the new plan, employees are granted cash-settled RSUs. On each vest date, assuming the vesting criteria is met, the cash value of the RSUs will be paid out to employees. In the first quarter of the year, the Company granted 976,550 cash-settled RSUs which will vest over a period of up to three years (three months ended March 31, 2024 - nil).
Under the Company's legacy equity plans, as of March 31, 2025, there were nil unvested shares held in the Sprott Inc. 2011 Employee Profit Sharing Plan Trust (the "Trust") (December 31, 2024 - nil). There were no equity-settled RSUs granted during the three months ended March 31, 2025 (three months ended March 31, 2024 - nil). There are 12,500 options outstanding (December 31, 2024 - 12,500) with a weighted average exercise price of CAD$27.30 and 1.1 years remaining on their contractual life.
The company recorded stock-based compensation of $6.3 million during the three months ended March 31, 2025 (three months ended March 31, 2024 - $4.7 million).

Basic and diluted earnings per share
The following table presents the calculation of basic and diluted earnings per common share:

	For the three months ended
	Mar. 31, 2025	Mar. 31, 2024

Numerator (in thousands $):
Net income - basic and diluted	11,957	11,557

Denominator (number of shares in thousands):
Weighted average number of common shares	25,811	25,863
Weighted average number of unvested shares in the Trust	—	(455)
Weighted average number of common shares - basic	25,811	25,408
Weighted average number of dilutive stock options	13	13
Weighted average number of unvested shares under equity incentive plan	5	618
Weighted average number of common shares - diluted	25,829	26,039

Net income per common share
Basic	0.46	0.45
Diluted	0.46	0.44

35

SPROTT INC.
Notes to the interim condensed consolidated financial statements (unaudited)
For the three months ended March 31, 2025 and 2024
Capital management
The Company's objectives when managing capital are:
•to meet regulatory requirements and other contractual obligations;
•to safeguard the Company's ability to continue as a going concern so that it can continue to provide returns to shareholders;
•to provide financial flexibility to fund possible acquisitions;
•to provide adequate seed capital for the Company's new product offerings; and
•to provide an adequate return to shareholders through growth in assets under management, growth in management fees, carried interest and performance fees and return on the Company's invested capital that will result in dividend payments to shareholders.
The Company's capital is comprised of equity, including capital stock, contributed surplus, retained earnings (deficit) and accumulated other comprehensive income (loss). SAM is a registrant of the Ontario Securities Commission ("OSC") and the U.S. Securities and Exchange Commission ("SEC") and SGRIL is a member of the Financial Industry Regulatory Authority ("FINRA"). As a result, all of these entities are required to maintain a minimum level of regulatory capital. To ensure compliance, management monitors regulatory and working capital on a regular basis. SAM US and RCIC are also registered with the SEC. As at March 31, 2025 and 2024, all entities were in compliance with their respective capital requirements.

36

SPROTT INC.
Notes to the interim condensed consolidated financial statements (unaudited)
For the three months ended March 31, 2025 and 2024
9     Fair value measurements
The following tables present the Company's recurring fair value measurements within the fair value hierarchy. The Company did not have non-recurring fair value measurements as at March 31, 2025 and December 31, 2024 (in thousands $).

Short-term investments

Mar. 31, 2025	Level 1	Level 2	Level 3	Total

Public equities and share purchase warrants	194	45	2	241
Total recurring fair value measurements	194	45	2	241

Dec. 31, 2024	Level 1	Level 2	Level 3	Total

Public equities and share purchase warrants	172	47	6	225
Total recurring fair value measurements	172	47	6	225

Co-investments

Mar. 31, 2025	Level 1	Level 2	Level 3	Total

Co-investments (1)	6,730	62,676	—	69,406
Total recurring fair value measurements	6,730	62,676	—	69,406

Dec. 31, 2024	Level 1	Level 2	Level 3	Total

Co-investments (1)	5,511	67,337	—	72,848
Total recurring fair value measurements	5,511	67,337	—	72,848
(1) Co-investments also include investments made in funds which the Company consolidates that directly hold publicly traded equities, precious metals or critical materials.

37

SPROTT INC.
Notes to the interim condensed consolidated financial statements (unaudited)
For the three months ended March 31, 2025 and 2024
Other assets

Mar. 31, 2025	Level 1	Level 2	Level 3	Total

Private holdings	—	—	4,372	4,372
Assets attributable to non-controlling interest	—	14,370	—	14,370
Total recurring fair value measurements	—	14,370	4,372	18,742

Dec. 31, 2024	Level 1	Level 2	Level 3	Total

Private holdings	—	—	4,371	4,371
Assets attributable to non-controlling interest	—	13,934	—	13,934
Total recurring fair value measurements	—	13,934	4,371	18,305

The following tables provides a summary of changes in the fair value of Level 3 financial assets (in thousands $):
Short-term investments

	Changes in the fair value of Level 3 measurements - Mar. 31, 2025
	Dec. 31, 2024	Purchases and reclassifications	Sales	Net unrealized gains (losses) included in net income	Mar. 31, 2025
Share purchase warrants	6	—	—	(4)	2
Total	6	—	—	(4)	2

	Changes in the fair value of Level 3 measurements - Dec. 31, 2024
	Dec. 31, 2023	Purchases and reclassifications	Sales	Net unrealized gains (losses) included in net income	Dec. 31, 2024
Share purchase warrants	2	23	—	(19)	6
Total	2	23	—	(19)	6

38

SPROTT INC.
Notes to the interim condensed consolidated financial statements (unaudited)
For the three months ended March 31, 2025 and 2024
Other assets

	Changes in the fair value of Level 3 measurements - Mar. 31, 2025
	Dec. 31, 2024	Purchases and reclassifications	Sales	Net unrealized gains (losses) included in net income	Mar. 31, 2025
Private holdings	4,371	—	—	1	4,372
Total	4,371	—	—	1	4,372

	Changes in the fair value of Level 3 measurements - Dec. 31, 2024
	Dec. 31, 2023	Purchases and reclassifications	Sales	Net unrealized gains (losses) included in net income	Dec. 31, 2024
Private holdings	4,890	—	—	(519)	4,371
Total	4,890	—	—	(519)	4,371

During the three months ended March 31, 2025, the Company transferred public equities of $nil (December 31, 2024 - $nil) from Level 2 to Level 1 within the fair value hierarchy.
The following table presents the valuation techniques used by the Company in measuring fair values:

Type	Valuation technique
Public equities, precious metals and share purchase warrants	Fair values are determined using publicly available prices or pricing models which incorporate all available market-observable inputs.
Co-investments	Fair values are based on the last available net asset value.
Fixed income securities	Fair values are based on independent market data providers or third-party broker quotes.
Private holdings	Fair values based on variety of valuation techniques, including discounted cash flows, comparable recent transactions and other techniques used by market participants.

The Company’s Level 3 securities consist of private holdings and share purchase warrants. The significant unobservable inputs used in these valuation techniques can vary considerably over time, and include gray market financing prices, volatility and discount rates. A significant change in any of these inputs in isolation would result in a material impact in fair value measurement. The potential impact of a 5% change in the significant unobservable inputs on profit or loss would be approximately $0.2 million (December 31, 2024 - $0.2 million).

Financial instruments not carried at fair value
The carrying amounts of fees receivable, other assets, accounts payable and accrued liabilities and compensation payable represent a reasonable approximation of fair value.

39

SPROTT INC.
Notes to the interim condensed consolidated financial statements (unaudited)
For the three months ended March 31, 2025 and 2024
10     Dividends
The following dividends were declared by the Company during the three months ended March 31, 2025:

Record date	Payment date	Cash dividend per share	Total dividend amount (in thousands $)
March 10, 2025 - Regular dividend Q4 2024	March 25, 2025	$0.30	7,744
Dividends declared in 2025 (1)			7,744
(1) Subsequent to quarter-end, on May 6, 2025, a regular dividend of $0.30 per common share was declared for the quarter ended March 31, 2025. This dividend is payable on June 4, 2025 to shareholders of record at the close of business on May 20, 2025.

11     Segmented information
For management purposes, the Company is organized into business units based on its products, services and geographical locations and has four reportable segments as follows:
•Exchange listed products (reportable), which provides management services to the Company's closed-end physical trusts and exchange traded funds ("ETFs"), both of which are actively traded on public securities exchanges;
•Managed equities (reportable), which provides management services to the Company's alternative investment strategies managed in-house and on a sub-advisory basis;
•Private strategies (reportable), which provides lending and streaming activities through limited partnership vehicles;
•Corporate (reportable), which provides capital, balance sheet management and enterprise shared services to the Company's subsidiaries; and
•All other segments (non-reportable), which do not meet the definition of reportable segments per IFRS 8.
Management monitors the operating results of its business units separately for the purpose of making decisions about resource allocation and performance assessment. Segment performance is evaluated based on earnings before interest expense, income taxes, amortization and impairment of intangible assets and goodwill, gains and losses on investments (as if such gains and losses had not occurred), stock-based compensation, severance, new hire accruals and other, foreign exchange (gain) loss, carried interest and performance fees and carried interest and performance fee payouts (adjusted EBITDA).
Adjusted EBITDA is not a measurement in accordance with IFRS and should not be considered as an alternative to net income or any other measure of performance under IFRS.
Transfer pricing between operating segments is performed on an arm's length basis in a manner similar to transactions with third parties.

40

SPROTT INC.
Notes to the interim condensed consolidated financial statements (unaudited)
For the three months ended March 31, 2025 and 2024
The following tables present the operations of the Company's segments (in thousands $):
For the three months ended March 31, 2025

	Exchange listed products	Managed equities	Private strategies	Corporate	Consolidation, elimination and all other segments	Consolidated
Total revenue	29,143	8,784	5,303	296	(164)	43,362
Total expenses	8,594	6,635	3,284	8,462	635	27,610
Income (loss) before income taxes	20,549	2,149	2,019	(8,166)	(799)	15,752
Adjusted EBITDA	21,655	1,893	2,439	(3,828)	(258)	21,901

For the three months ended March 31, 2024

	Exchange listed products	Managed equities	Private strategies	Corporate	Consolidation, elimination and all other segments	Consolidated
Total revenue	26,220	7,772	7,459	(147)	239	41,543
Total expenses	7,695	6,147	2,741	8,558	1,082	26,223
Income (loss) before income taxes	18,525	1,625	4,718	(8,705)	(843)	15,320
Adjusted EBITDA	18,700	1,249	3,560	(3,297)	(461)	19,751

For geographic reporting purposes, transactions are primarily recorded in the location that corresponds with the underlying subsidiary's country of domicile that generates the revenue. The following table presents the revenue of the Company by geographic location (in thousands $):

	For the three months ended
	Mar. 31, 2025	Mar. 31, 2024
Canada	36,871	38,272
United States	6,491	3,271
	43,362	41,543

41

SPROTT INC.
Notes to the interim condensed consolidated financial statements (unaudited)
For the three months ended March 31, 2025 and 2024
12     Loan facility
As at March 31, 2025, the Company had $nil (December 31, 2024 - $nil) outstanding on its credit facility, which matures on August 8, 2028. As at March 31, 2025, the Company was in compliance with all covenants, terms and conditions under the credit facility.
The Company has access to a credit facility of $75 million with a major Canadian schedule I chartered bank. Amounts under the facility may be borrowed in U.S. dollars through SOFR or base rate loans. Amounts may also be borrowed in Canadian dollars through prime rate loans or CORRA loans.
Key terms under the current credit facility are noted below:
Structure
•5-year, $75 million revolver with "bullet maturity" August 8, 2028
Interest rate
•SOFR + 2.36%
Covenant terms
•Minimum AUM: $11.7 billion;
•Debt to EBITDA less than or equal to 2.5:1; and
•EBITDA to interest expense more than or equal to 2.5:1

13     Commitments and provisions
The Company has commitments to make co-investments in private strategies LPs or commitments to make co-investments in fund strategies in the Company's other segments. As at March 31, 2025, the Company had $4.6 million in co-investment commitments in private strategies LPs due within one year (December 31, 2024 - $5.2 million) and $1.5 million due after 12 months (December 31, 2024 - $1.5 million).

42